Filed Pursuant to Rule 433

Registration No. 333-216285

February 28, 2017

PRICING TERM SHEET

2.950% Notes due 2027

Issuer:	Johnson & Johnson

Security:	2.950% Senior Unsecured Notes due 2027

Size:	$1,000,000,000

Maturity Date:	March 3, 2027

Coupon:	2.950%

Interest Payment Dates:	Paid semi-annually on March 3 and September 3, commencing September 3, 2017

Price to Public:	99.897%

Underwriting Discount:	0.400%

Benchmark Treasury:	2.250% due February 15, 2027

Benchmark Treasury Price and Yield:	98-24, 2.392%

Spread to Benchmark Treasury:	57 bps

Yield:	2.962%

Make-Whole Call:	Treasury +10 bps, prior to December 3, 2026

Par Call:	Any time on or after December 3, 2026, at 100%

Trade Date:	February 28, 2017

Expected Settlement Date:	March 3, 2017 (T+3)

CUSIP / ISIN:	478160 CE2 / US478160CE22

Expected Ratings:*	Aaa (stable) (Moody’s) AAA (stable) (S&P)

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Senior Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. RBS Securities Inc. The Williams Capital Group, L.P.

Co-Managers:	ING Financial Markets LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC Santander Investment Securities Inc. UBS Securities LLC UniCredit Capital Markets LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.